January 27, 2020

Shachar Schlosberger
Chief Financial Officer
Enlivex Therapeutics Ltd.
14 Einstein Street
Nes Ziona, Israel 7403618

       Re: Enlivex Therapeutics Ltd.
           Form 20-F for the year ended December 31, 2018
           Filed on April 30, 2019
           Form 20-F/A for the year ended December 31, 2018
           Filed on January 23, 2020
           File No. 001-36578

Dear Ms. Schlosberger:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year ended December 31, 2018

Item 15. Controls and Procedures, page 64

1. In light of the fact that the Company amended its Form 20-F for the fiscal year ended
      December 31, 2018 to include the required disclosures and financial statements of
      Bioblast Pharma Ltd (Bioblast), please tell us how you concluded that Bioblast's disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2018. Please advise or revise your conclusions accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shachar Schlosberger
Enlivex Therapeutics Ltd.
January 27, 2020
Page 2

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at
202-551-3691 with any questions.



FirstName LastNameShachar Schlosberger                 Sincerely,
Comapany NameEnlivex Therapeutics Ltd.
                                                       Division of Corporation
Finance
January 27, 2020 Page 2                                Office of Life Sciences
FirstName LastName